BB 3/11 ✱

[redacted] UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08028895

NUAL AUDITED REPORT
FORM X-17 A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2010
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8-66600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

FEB 29 2008

Washington, DC
111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPARX SECURITIES, USA, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.
132501

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 MADISON AVENUE, 24TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KINFAI (LEO) LO **(212) 452 5025**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **KINFAI (LEO) LO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARX SECURITIES, USA, LLC**, as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SOO HYUN KIM
Notary Public, State of New York
No. 01KI6141336
Qualified in New York County
Commission Expires Feb. 21, 2010

SENIOR VICE PRESIDENT AND TREASURER

2/6/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
SPARX Securities, USA, LLC

We have audited the accompanying statement of financial condition of SPARX Securities, USA, LLC (a limited liability company) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, as well as assessing the accounting principles used and significant estimates made by management, evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPARX Securities, USA, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	349,465
Due from member		99,864
Prepaid expenses and other assets		41,864
TOTAL ASSETS	$	491,193

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	7,500
Member's equity		483,693
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	491,193

See accompanying notes to statement of financial condition.

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

SPARX Securities, USA, LLC (the "Company") is a registered broker-dealer. The Company is registered with Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a single member Limited Liability Company. SPARX Investment & Research, USA, Inc. ("SIR"), an SEC registered investment advisor, is the sole managing member. SIR is a wholly owned subsidiary of SPARX Group Co., Ltd. SPARX Group Co., Ltd. is a Japanese asset management company that is publicly listed on Japan Association of Securities Dealers Automated Quotations System ("JASDAQ"). The Company sponsors and offers proprietary funds so sponsored by it or affiliated companies. The proprietary funds include two private investment funds and the SPARX Asia Funds, a family of mutual funds registered under the Investment Company Act of 1940. These funds are offered through the Company solely to institutional and high net worth investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company has its cash and cash equivalents held at one financial institution exceeding the amount of $100,000 insured by the FDIC.

Client Service Fees

Fee income is recognized in the period such services are provided.

Income Taxes

The Company records its allocated portion of the corporation income tax liability or tax benefit of SIR and its affiliates.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Due to the relatively short-term nature of cash, due from member, and accounts payable, their carrying amounts are reasonable estimates of fair value.

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 3. TRANSACTIONS WITH AFFILIATES

As more fully described in Note 1, the Company is a component of a larger business enterprise. All revenues are received from SIR.

Pursuant to a selling agreement, the Company is retained by SIR to solicit prospective investors for any collective investment vehicle managed by SIR. SIR has agreed to share a portion of its fees with the Company. In accordance with an expense sharing agreement, the Company incurs costs and expenses for administrative services provided by SIR.

NOTE 4. EMPLOYEE BENEFIT PLANS

The payroll and employee benefit administrative services for the employees of the Company are provided by SIR and such costs are allocated in accordance with an expense sharing agreement between the Company and SIR.

NOTE 5. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company's net capital was approximately $337,000 and the required net capital was $5,000. Also at December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was approximately 2%.

END